Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA  19103-6996

215-988-2700

215-988-2757 (Fax)

www.dbr.com

March 31, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:

Conestoga Funds (the “Trust”)

Definitive Proxy Statement

(File Nos. 333-90720 and 811-21120)

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended, please find the Trust’s Definitive Proxy Statement, Notice of Special Meeting of Shareholders and Form of Proxy (together, the “Proxy Materials”).  These Proxy Materials are being filed in connection with a Special Meeting of Shareholders of the Trust to be held on May 29, 2014 for the purpose of:  electing seven Trustees of the Trust; a meeting of the Small Cap Fund and SMid Cap Fund (the “Funds”) of the Trust for the purpose of approving an investment advisory agreement between each Fund and its investment adviser; the approval of a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended, for Investors Class shares of the Small Cap Fund; and to transact such other business as may properly come before the meeting or any adjournment thereof.   The Trust anticipates mailing the Proxy Materials to its shareholders beginning on or about April 7, 2014.

Please do not hesitate to contact me at (215) 988-3328 if you have any comments or questions.

Sincerely,

/s/ Andrew E. Seaberg

     Andrew E. Seaberg